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EX-99 (A)(16)
Press Release issued by the Company on May 10, 2000.

                       ELITE INFORMATION GROUP ANNOUNCES
                    FTC RESPONSE TO HART-SCOTT-RODINO FILING
                                      AND
                         FILING OF CLASS ACTION LAWSUIT

SOLUTION 6 HOLDINGS AND ELITE INFORMATION GROUP INC. CALL OFF MERGER


LOS ANGELES -- (BUSINESS WIRE) -- May 10, 2000 -- Elite Information Group, Inc. (Nasdaq:ELTE) and Solution 6 Holdings Limited (ASX:SOH) today jointly announced that the tender offer by Solution 6 for Elite's common stock expired at 5:00 p.m. ET today and that Elite has exercised its right to terminate the pending merger agreement.

As previously announced, the FTC's Bureau of Competition has advised the parties that it will recommend that the Commission challenge the transaction if the parties continue to pursue the merger. Although the parties disagree with the FTC's conclusions, they have decided not to prolong discussions further with the FTC in light of the Commission's continuing opposition to the transaction.

Chris Poole, CEO of Elite commented, "It has been almost six months since we announced the merger. We regret that the FTC has taken this position, but it is time to remove the distraction of the FTC review and focus all of our attention on pursuing our business plan and focus on our customers."

Chris Tyler, CEO of Solution 6 added, "We are disappointed with the FTC's position and regret that the two companies were not able to join forces to bring continuing innovation to the professional services market."

Solution 6 Holdings Limited also announced that it has been informed by Citibank, N.A., the depositary for the tender offer, that as of 5:00 p.m. on Wednesday, May 10, 2000, 5,483,653 shares of common stock had been tendered and not withdrawn pursuant to the tender offer. The shares so deposited on behalf of Elite's stockholders will be promptly returned.